October 25, 2019

Dennis Lacey
Chief Executive Officer
Real Goods Solar, Inc.
110 16th Street, Suite 300
Denver, Colorado 80202

       Re: Real Goods Solar, Inc.
           Preliminary Offering Statement on Form 1-A
           Filed September 30, 2019
           File No. 024-11087

Dear Mr. Lacey:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 30, 2019

Recent Developments
Preliminary Third Quarter of 2019 Results and Business Update, page 2

1. Please tell us the dollar amount of cancellations that were received for each period presented in your preliminary third quarter results table and tell us how you considered the need to include this information in your disclosure. Additionally, given that you are exiting the solar division, tell us what consideration you have given to disclosing your backlog and related cancellations separately for the powerhouse and solar divisions.
Use of Proceeds, page 36

2. Please disclose the approximate amount of proceeds to be allocated for each purpose. See
       Item 504 of Regulation S-K. In light of the shift in focus to the POWERHOUSE 3.0 in-
       roof solar shingle business, please describe your use of proceeds with greater specificity.
       Please disclose any changes in the allocation of proceeds if you raise varying levels of
 Dennis Lacey
Real Goods Solar, Inc.
October 25, 2019
Page 2
       proceeds. In addition, we note the disclosure that you cannot specify all the particular uses of proceeds and retain broad discretion over the use of proceeds. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504.
Description of Business, page 40

3. We note the disclosure in the Form 10-K incorporated by reference to the Form 1-A that as of March 7, 2019 you commenced a process to explore strategic alternatives. Please update to disclose the current status of your exploration of strategic alternatives. In addition, please consider adding disclosure regarding the impact such strategic alternatives could have to your use of proceeds and potential risks to shareholders in this offering.
Exhibits

4. Please file the Technology Service Agreement and Sales Agreement-Surplus Property
       with Dow Chemical, as referenced on page 21 of the Form 10-K, which was incorporated by reference.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,
FirstName LastNameDennis Lacey
                                                             Division of
Corporation Finance
Comapany NameReal Goods Solar, Inc.
                                                             Office of Real
Estate & Construction
October 25, 2019 Page 2
cc:       Rikard Lundberg
FirstName LastName